Valuation Summary

Valuation Summary - Isramco

($ in thousands, except per share values)

	Low	Mid	High	Naphtha Valuation Low	Naphtha Valuation High
Enterprise Value					
Tamar Royalties LLC (1) (2)	$322,000	$350,000	$382,000	$277,000	$310,000
Oil & Gas Production Activity (3)	30,000	31,000	33,000	24,000	25,000
Production Services	30,000	32,500	35,000	30,000	35,000
Arrow Assets	2,000	2,000	2,000	2,000	2,000
Plug and Abandon	(22,000)	(22,000)	(22,000)	(22,000)	(22,000)
Selling, General and Administrative Expenses, After-Tax	(16,170)	(16,170)	(16,170)	(21,000)	(21,000)
Enterprise Value Conclusion - Pre-Arbitration	**$345,830**	**$377,330**	**$413,830**	**$290,000**	**$329,000**
Less: Net Debt (4)	($48,262)	($48,262)	($48,262)	($48,000)	($48,000)
Plus: Working Capital and Others	5,144	5,144	5,144	5,000	5,000
AEV - Pre-Arbitration	**$302,712**	**$334,212**	**$370,712**	**$247,000**	**$286,000**
Per Share Aggregate Equity Value - Pre-Arbitration	*$111.39*	*$122.98*	*$136.41*	*$90.89*	*$105.24*
Value of Abitration Proceeds					
Value of $35.5 million Arbitration Proceeds, After-Tax	$27,335	$27,335	$27,335	27,335	27,335
AEV - Post-Arbitration					
AEV - $35.5 million Pre-Tax Arbitration Proceeds	**$330,047**	**$361,547**	**$398,047**	**$274,335**	**$313,335**
Value Per Share					
$35.5 million Pre-Tax Arbitration Proceeds (Rounded)	*$121.00*	*$133.00*	*$146.00*	*$101.00*	*$115.00*

Naphtha Offer:
$300 million AEV
$110 per share

(1) Low, Mid, and High indications use a WACC of 8.75%, 7.75%, and 6.75%, respectively
(2) Excludes selling, general and administrative expenses and assumes no step-up in tax basis
(3) Includes Isramco Resources, LLC, Isramco Energy, LLC and Jay Petroleum LLC; Low, Mid, and High indications use a WACC of 9.75%, 8.75%, and 7.75%, respectively, as interpolated based on the estimated December 31, 2018 reserve reports
(4) As of September 30, 2018